SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               07 February, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  3rd Quarter Results announcement made on 07 February, 2008




February 7, 2008


THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2007

THIRD QUARTER HIGHLIGHTS


   . Revenue of GBP5,154 million, up 1 per cent

   . New wave revenue of GBP2,014 million, up 7 per cent

   . EBITDA before specific items (1) and leaver costs of GBP1,469 million, up 2 per cent

   . Global Services EBITDA (2) margin increases to 10.9 per cent

   . Profit before taxation, specific items1 and leaver costs of GBP601 million, down 7 per cent

   . Profit after taxation, before specific items (1) and leaver costs of GBP475 million, down 2 per cent

   . Earnings per share before specific items (1) and leaver costs of 5.9 pence, up 2 per cent

   . Continued strong broadband net additions (3) of 511,000 of which BT's retail share was 35 per cent



The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 17 to 23.


Chief Executive's statement


Ben Verwaayen, Chief Executive, commenting on the third quarter results, said:


"This has been another solid performance. We have delivered our twenty third consecutive quarter of year on year earnings per share (2) growth.


BT Global Services has shifted up a gear, delivering real growth in EBITDA (2) margins. We won total contracts worth GBP1.9 billion in the quarter, and revenues outside of the UK grew by 22 per cent.


We remain the UK's number one retail broadband provider with 35 per cent of the installed DSL and LLU base, and BT Vision customers more than doubled in the quarter.


We expect continued growth in revenue, EBITDA (2), earnings per share (2) and dividends, and a significant free cash inflow in the fourth quarter."


(1)  Specific items are significant one off or unusual items as defined in note 4 on pages 27 to 28.

(2)  Before specific items and leaver costs.

(3) DSL and LLU connections.


                   RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
                               TO DECEMBER 31, 2007

                        Third quarter                    Nine months
                    2007     2006     Better       2007      2006  Better(worse)
                    GBPm     GBPm    (worse)       GBPm      GBPm          %
                                         %
Revenue            5,154    5,126        1       15,282    14,931          2

EBITDA
- before specific
  items and leaver
  costs            1,469    1,439        2        4,342     4,243          2
- before specific
  items            1,449    1,412        3        4,271     4,159          3

Operating profit
- before specific
  items and leaver
  costs              737      698        6        2,208     2,096          5
- before specific
  items              717      671        7        2,137     2,012          6
- after specific
  items              582      555        5        1,761     1,873         (6)

Profit before taxation

- before specific
  items and leaver
  costs              601      643       (7)       1,919     1,947          (1)
- before specific
  items              581      616       (6)       1,848     1,863          (1)
- after specific
  items              447      639      (30)       1,482     1,883         (21)

Earnings per share
- before specific
  items and leaver
  costs              5.9p     5.8p       2         18.0p     17.6p          2
- before specific
  items              5.7p     5.6p       2         17.4p     16.9p          3
- after specific
  items              4.5p    17.6p     (74)        16.1p     28.9p        (44)

Capital              863      815       (6)       2,565     2,342         (10)
expenditure

Free cash outflow   (221)   (525) (2)    58        (202) (1) (204) (2)      1

Net debt                                         10,175     8,796         (16)



(1) Includes payment of pension deficiency contributions of GBP320 million and tax receipts of GBP504 million.

(2)  Includes payment of pension deficiency contributions of GBP500 million.


The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on pages 27 to 28.

The income statement, cash flow statement and balance sheet are provided on pages 17 to 23. A reconciliation of EBITDA before specific items to group operating profit is provided on page 32. A definition and reconciliation of free cash flow and net debt are provided on pages 29 to 31.



GROUP RESULTS

Revenue was 1 per cent higher at GBP5,154 million in the quarter with continued growth in new wave revenue. EBITDA before specific items and leaver costs grew by 2 per cent, the eighth consecutive quarter of year on year growth. Earnings per share before specific items and leaver costs increased by 2 per cent to 5.9 pence, the twenty third consecutive quarter of year on year growth.

New wave revenue at GBP2,014 million was 7 per cent higher than last year and accounted for 39 per cent of the group's revenue. New wave revenue is mainly generated from networked IT services and broadband.

BT Global Services contract wins were GBP1.9 billion in the third quarter, with GBP8.6 billion achieved over the last twelve months.

BT had 12.2 million wholesale broadband connections (DSL and LLU) at December 31, 2007, including 3.7 million local loop unbundled lines. This represents an increase of 2.2 million wholesale broadband connections year on year. There were 511,000 connections in the third quarter with BT's retail share of those net additions at 177,000, being 35 per cent. BT Retail remains the UK's number one retail broadband provider and its total broadband customer base was 4,251,000 at December 31, 2007.


Revenue

Revenue from the group's traditional businesses declined by 3 per cent. This decline includes the impact of a reduction in low margin transit and premium rate services volumes, which accounted for a 2 percentage point reduction. The 1 per cent underlying decline is consistent with recent quarters and reflects a robust defence of the traditional business in a highly competitive market.

New wave revenue was 7 per cent higher than last year, driven by growth of 9 per cent in networked IT services revenue and 6 per cent in broadband revenue.

Revenue from our Major corporate (UK and international) customer segment grew by 5 per cent. Migration from traditional voice only services to networked IT services continued with new wave revenue representing 64 per cent of all Major corporate revenue.

Revenue from our Business customer segment (comprising smaller and medium sized UK businesses) grew strongly by 7 per cent year on year, continuing the improving trend. New wave revenue grew by 16 per cent.

Revenue from our Consumer customer segment was 1 per cent lower year on year, continuing the improved performance of the last year. Growth in new wave revenue of 24 per cent continues to demonstrate our success in reducing our dependence on traditional revenue which declined by 6 per cent in the quarter.

The 12 month rolling average revenue per consumer household increased by GBP2 in the quarter to GBP273, the eighth consecutive quarter of growth. This is a reflection of more of our customers taking multiple services from BT. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues.

Wholesale (UK and Global Carrier) revenue decreased by 6 per cent as a result of the impact of anticipated volume and price reductions on DSL broadband and the reduction in low margin transit and premium rate services revenues, which were only partially offset by migrations to local loop unbundling (LLU) arrangements.

Operating results

Group operating costs before specific items and leaver costs were held broadly flat year on year at GBP4,500 million. Staff costs before leaver costs were reduced by 1 per cent to GBP1,273 million, with the savings from the group's efficiency programmes more than offsetting the impact of pay inflation, the cost of additional staff needed to support networked IT services contracts, increased network and 21st Century Network (21CN) activities, acquisitions and service improvements. Leaver costs before specific items were GBP20 million in the quarter (GBP27 million last year). Payments to other telecommunication operators decreased by 3 per cent to GBP1,023 million mainly due to the reduction in transit and premium rate services. Other operating costs before specific items of GBP1,649 million increased by GBP56 million, principally due to increased costs of sales from growth in networked IT and other new wave services and increased levels of network and 21CN activities, which were largely offset by cost savings from efficiency programmes. Efficiency savings in the quarter were GBP193 million, GBP468 million in the year to date, and we remain on target to achieve at least GBP600 million of savings in the full year. Depreciation and amortisation decreased by 1 per cent year on year to GBP732 million as more traditional assets become fully depreciated, the effect of which has been partially offset by higher depreciation on 21CN related assets as they start to be brought into use.

Group operating profit before specific items and leaver costs increased by 6 per cent to GBP737 million. Group operating profit margin before specific items and leaver costs increased to 14.3 per cent compared with 13.6 per cent last year, the fourth consecutive quarter of year on year margin growth.

Earnings

Net finance expense before specific items was GBP134 million, an increase of GBP72 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was flat year on year at GBP105 million. The increase in net finance expense primarily reflects the higher net debt, higher interest on variable rate borrowings and fair value movements on hedges that do not qualify for hedge accounting under IAS 39. The fair value movements include a charge of GBP26 million on a low cost borrowing transaction which is marginally earnings positive after tax in the year.

Profit before taxation, specific items and leaver costs of GBP601 million decreased by 7 per cent, year on year.

The effective tax rate on the profit before specific items was 20.7 per cent (24.4 per cent last year) reflecting a year to date rate of 23.5 per cent, compared with the UK statutory rate of 30 per cent, reflecting the continued focus on tax efficiency within the group.

Profit after taxation, before specific items and leaver costs of GBP475 million decreased by 2 per cent, year on year.

Earnings per share before specific items and leaver costs increased by 2 per cent to 5.9 pence.

Specific items

Specific items are defined in note 4 on pages 27 to 28. There was a net operating charge before tax of GBP134 million (GBP23 million credit last year) and a net charge after tax of GBP96 million (GBP992 million credit last year). Restructuring costs of GBP76 million (GBPnil last year) relating to the group's transformation and reorganisation activities were incurred in the quarter and mainly comprised manager leaver costs and transformation programme costs. There was a GBP50 million (GBP61 million last year) charge as a result of the completion of the review of circuit inventory and other working capital balances. Losses on business disposals were GBP9 million (GBP2 million profit last year).

Earnings per share after specific items were 4.5 pence in the quarter (17.6 pence last year), reflecting the impact of the current and prior year specific items.


Cash flow and net debt

Net cash inflow from operating activities in the third quarter amounted to GBP1,000 million compared with GBP604 million last year. The free cash outflow of GBP221 million compared with an outflow of GBP525 million last year, which included the payment of pension deficiency contributions of GBP500 million. The free cash outflow is primarily the result of the cash outflow relating to business transformation programme payments of GBP83 million (GBPnil last year) together with the higher net working capital outflow of GBP294 million (GBP212 million last year). We expect a significant working capital inflow during the fourth quarter. The cash outflow for the purchase of property, plant and equipment amounted to GBP897 million (GBP794 million last year). We expect capital expenditure for the full year to be at a similar level to last year.

The net cash outflow on acquisition of subsidiaries in the third quarter was GBP42 million (GBP51 million last year) and related principally to the acquisition of INS Group SA and the IT infrastructure division of CS Communications and Systemes. During the quarter the group raised new long term borrowings of GBP1,309 million at a combined annualised interest rate of 6.5 per cent. The group repurchased 96 million shares (33 million last year) for a total consideration of GBP281 million (GBP95 million last year), resulting in a net cash outflow of GBP283 million (GBP105 million last year). Net debt was GBP10,175 million at December 31, 2007 compared with GBP8,796 million at December 31, 2006. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 29 to 31.


Pensions

The IAS 19 net pension asset at December 31, 2007 was a surplus of GBP0.7 billion, net of tax (GBP0.9 billion gross of tax), compared with a deficit of GBP1.1 billion at December 31, 2006 (GBP1.6 billion gross of tax), an improvement of GBP1.8 billion, net of tax (GBP2.5 billion gross of tax). The BT Pension Scheme had assets of GBP39.7 billion at December 31, 2007 (GBP37.8 billion at December 31, 2006).

The scheme's exposure to equities has been reduced through a continuing de-risking strategy. This hedges the downside risks associated with the scheme's equity exposure, from approximately 50 per cent to close to 40 per cent of the scheme's assets.


21st Century Network

BT's 21CN will enable BT to deliver faster, more sophisticated and more resilient services for our customers.

Responding to feedback, BT is focusing its activity on delivering tangible customer benefits that will drive voluntary migration onto the new platform. Only after a period of voluntary upgrades will BT implement a programme of legacy platform and service decommissioning. This will not impact the overall targets of 21CN.

The 21CN programme will deliver four new strategic next generation services during the current calendar year.

Next Generation Ethernet will deliver carrier class, high speed data connectivity to corporate customers and mobile operators. This service was launched to Communication Providers (CPs) in February 2008.

Wholesale Broadband Connect, the next generation wholesale broadband service, will provide customers with speeds up to 24Mb and more flexible broadband capability. Beta trials of the new service are currently underway in the West Midlands and the service will launch this spring.

A new open Innovation Platform that will enable BT, other CPs and thousands of third party developers around the world to create software applications based on BT's 21CN capabilities will launch this summer.

Next generation converged broadband and voice services, which give customers a richer array of voice service capabilities, will launch from the end of 2008.

The rebuild of the core UK national infrastructure continues and over 35 per cent of the infrastructure has now been renewed. Outside the UK, the BT Global 21CN platform is now available in 167 countries worldwide.

Line of business results

In April 2007, BT announced its plans to accelerate its transformation into a communications services company delivering software driven services over broadband. Key to this acceleration was the creation of a new organisational structure that would enable the delivery of faster, more resilient and cost effective services to customers. The new organisational structure is based around two new internal operating divisions, namely BT Design and BT Operate, which support the existing four customer-facing lines of business. BT Design is responsible for the design and development of new services and BT Operate is responsible for their deployment and operation. The divisions will help BT deliver software driven products over next generation networks as well as drive the achievement of cost savings.

BT moved to this new structure with effect from October 1, 2007 and, as a result, has changed the presentation of its third quarter line of business results to reflect the impact of the transformation. On January 23, 2008, BT provided historical results for the lines of business for the 2006/07 financial year and for the first half of the 2007/08 financial year on a quarterly basis under the new structure. The main effects are that a significant amount of intra-group trading is removed and there is more clarity of the end to end profitability of the lines of business, downstream of Openreach. Trading between Openreach and the other parts of the group is broadly unchanged. Comparatives have been restated on the same basis to assist in understanding the year on year performance. Overall group results are not affected by the change.


Outlook

We expect continued growth in revenue, EBITDA before specific items and leaver costs, earnings per share before specific items and leaver costs, and dividends and a significant free cash inflow in the fourth quarter. This underpins our confidence in delivering our previously stated outlook of continued growth in revenue, EBITDA before specific items and leaver costs, earnings per share before specific items and leaver costs, and dividends for the year.
_____________________________________________________________________________

The fourth quarter and full year results are expected to be announced on May 15, 2008.










LINE OF BUSINESS RESULTS


BT Global Services

                       Third quarter ended December 31              Nine months
                                                                 ended December 31
                             -------------------------            -------------
                    2007     2006*         Better (worse)          2007     2006*
                    GBPm     GBPm          GBPm         %          GBPm     GBPm
Revenue            1,965    1,848           117         6         5,663    5,287
Gross profit         695      660            35         5         2,020    1,969
SG&A before
leaver costs         480      485             5         1         1,441    1,463
                     ---      ---                                 -----    -----
EBITDA before
leaver costs         215      175            40        23           579      506
Depreciation and
amortisation         193      172           (21)      (12)          543      474
                     ---     ----                                   ---      ---
Operating profit
before leaver costs   22        3            19        n/m           36       32
                     ===      ===                                   ===      ===

 *Restated to reflect changes to the group's organisational structure and internal trading arrangements

BT Global Services revenue grew by 6 per cent in the quarter to GBP1,965 million and EBITDA before leaver costs grew by 23 per cent to GBP215 million, resulting in an increase in EBITDA margin to 10.9 per cent compared with 9.5 per cent last year.

The strong EBITDA growth was driven by higher margins on maturing contracts and continued cost reduction activity, with gross profit up by 5 per cent to GBP695 million and SG&A costs GBP5 million lower at GBP480 million. Depreciation and amortisation charges increased by GBP21 million to GBP193 million, due to customer related capital expenditure last year and recent business acquisitions. Overall, this took operating profit before leaver costs to GBP22 million, an increase of GBP19 million from the previous year.

New wave revenue rose by GBP138 million to GBP1,628 million, an increase of 9 per cent. Outside the UK, the trend of strong international performance continued with revenue growing by 22 per cent. Total MPLS revenue rose by 29 per cent to GBP213 million.

Total orders in the quarter amounted to GBP1.9 billion, bringing the value of orders achieved over the last twelve months to GBP8.6 billion. Networked IT services contract orders were GBP1.3 billion in the quarter, bringing contract orders for the last twelve months to GBP5.1 billion. These included a five year contract with international oil services company, Aibel Group, to provide a global service desk for end users and a global IP converged network and messaging infrastructure supporting collaborative applications; and a three year contract to supply a global MPLS network to Wolseley plc, a leading supplier of construction products, materials and services, connecting their operations across 19 locations around the world. The Federal State of Saxony has become the third German state to source communications services from BT on a large scale. In total, 136 new corporate customers outside the UK signed orders with BT in the quarter.

Expansion within Europe continued with the acquisition of both INS Group SA
(INS) and the IT infrastructure division of CS Communications and Systemes (CS). The acquisition of INS, a Belgium based network and systems integrator, will strengthen BT's operations in the Benelux region and enhance BT's global position in the LAN and IP telephony services market. CS is a French IT systems and network services provider. The acquisition of its critical infrastructure division will improve BT's ability to provide clients with a full range of offerings for building and managing IT infrastructures, including consulting, network integration, insourcing services and outsourcing, while growing its customer base in France and beyond. In December, BT announced the proposed acquisition of Frontline, one of the leading providers of end to end IT services within the Asia Pacific region. Based in Singapore and with operations throughout the region, Frontline strongly complements BT's existing networked IT services capabilities and expands BT's global footprint.

BT continued to make strong progress in the delivery of its three contracts for the NHS National Programme for IT (NPfIT). In London, where BT is working with the NHS to modernise IT systems and services across the capital, it installed a further 12 systems. Additionally, 50 trusts in London will benefit from significantly reduced call charges after signing up to connect their voice networks to N3, the national broadband network that BT has rolled out as part of the NPfIT.

The first set of patient NHS Summary Care Records have been created on the Spine
- the secure database and messaging system BT has built and is managing for the NHS - and a further two software releases have also been delivered on the Spine, to improve its scalability and safeguard future performance.





BT Retail
                       Third quarter ended December 31          Nine months
                                                             ended December 31
                           -------------------------          -------------
                    2007     2006*      Better(worse)          2007     2006*
                    GBPm     GBPm      GBPm         %          GBPm     GBPm
Revenue            2,146    2,108        38         2         6,319    6,223
                   -----    -----                             -----    -----
Gross profit         802      751        51         7         2,329    2,182
SG&A before
leaver costs         400      391        (9)       (2)        1,209    1,164
                   -----    -----                           -------  -------
EBITDA before
leaver costs         402      360        42        12         1,120    1,018
Depreciation and
amortisation         111      115         4         3           326      324
                   -----    -----                             -----    -----
Operating profit
before leaver costs  291      245        46        19           794      694
                   =====    =====                             =====    =====

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

BT Retail revenue increased by 2 per cent year on year, the second successive quarter of growth, reflecting the success of the group's strategy to grow new wave revenue whilst defending traditional revenue streams. Gross profit margin improved by 1.8 percentage points as a result of an improved product mix, higher added value sales and cost of sales efficiencies. SG&A costs have increased year on year reflecting increased expenditure in marketing and customer service. EBITDA before leaver costs has grown by 12 per cent, the tenth consecutive quarter of growth, and operating profit before leaver costs increased by 19 per cent.

New wave revenue grew by 18 per cent, driven mainly by broadband and networked IT services, and was partially offset by a decline in traditional revenue of 3 per cent. New wave revenue was 24 per cent of total revenue representing an increase of 3 percentage points year on year.

Revenue from our Consumer business unit declined by 1 per cent, continuing the improved performance of the last year. We remain committed to continually offering better value to our customers. The Ofcom annual review showed, against an environment in which other utility sectors have seen price rises significantly above inflation, the cost of fixed line services has actually fallen 30 per cent between 2002 and 2006. We have focussed on significantly reducing the prices of BT packages to give customers value and certainty.
We recently announced that the price of our 'unlimited anytime' call package would be reduced to GBP5.95 per month or just 20p per day, representing a reduction of almost 60 per cent in just two years. All of our customers can also now have unlimited evening and weekend calls to fixed line numbers for no extra charge and we believe these moves will further enhanceour competitive position.

Broadband revenue grew by 25 per cent and net additions were 177,000, taking BT to 4.3 million customers, retaining its status as the UK's most popular broadband supplier. BT's retail market share of net adds of DSL and LLU in the quarter was 35 per cent, the fifth consecutive quarter over 30 per cent, despite the highly competitive broadband market. We continue to offer customers more than just an access product, with a wide range of additional services. During the quarter we launched a new Home Hub, offering improved functionality and a smaller sleek design, and BT Fon. BT Fon provides a facility for every BT Total Broadband customer who agrees to share a small secure section of their home broadband connection, to benefit outside the home from sharing the connection of another Fon member, using BT Openzone and using Fon WiFi around the world. BT Fon is complementary to our already successful Openzone programme which gives our broadband customers free Openzone minutes so they can use their broadband outside the home or office.

Openzone usage continued to grow significantly with usage reaching almost one million minutes per day. BT also completed the acquisition of Square Mile Marina Limited, with contracts to offer public WiFi in 39 UK and Jersey Marinas, and launched the Openzone 500 Americas and Europe international vouchers, offering WiFi access across WiFi roaming partners and Openzone access to hotels, airports and other travel hubs for an all inclusive rate.

The roll out of our next generation television service, BT Vision, accelerated in line with plans. During the quarter the number of customers more than doubled to 120,000, and is now more than 150,000. We also agreed additional content with Paramount, giving access to an additional library of over 150 new films, and in January with Disney, giving access to major US television series such as "Desperate Housewives" and "Lost". We also announced a partnership deal with Microsoft to bring together BT Vision and Microsoft's Xbox 360 games and entertainment system which will allow our broadband customers to receive the best in high definition gaming, television and movies through an Xbox 360.

Our Small Medium Enterprise (SME) business unit achieved revenue growth of 7 per cent in the quarter and again delivered strong EBITDA growth. SME customers continue to opt for our all inclusive packages with One Plan which combines calls and lines, broadband and mobile, for small businesses. One Plan achieved 20,000 additions in the quarter, a growth of over 60 per cent on last quarter, and now over 38 per cent of our SME customers choose some form of value added package from BT.

During the quarter our SME advertising campaign has helped position BT as a key provider of services to UK SMEs. Customer numbers on Tradespace grew to 39,000 and the expansion of the BT Business suite of web based tools for small businesses has continued, with the launch of BT Web Expenses.

The integration of BT Basilica and BT Lynx has enhanced BT's capabilities in the unified communications field, adding IT consulting, design, configuration and implementation services to BT's existing portfolio and broadening our addressable market with some significant wins in the quarter.

The Enterprises business unit delivered strong EBITDA growth, up 14 per cent over the prior year. Within the division, Conferencing continues to deliver strong growth and a number of major contracts were secured including a worldwide contract with EMC. BT Expedite revenue increased 47 per cent and the recently announced acquisition of Fresca Limited will enhance the product set and open new market opportunities. Dabs.com revenue for the Christmas trading period grew by 14 per cent compared with the same period last year.

BT Ireland recorded a strong performance boosted by broadband growth and enhanced efficiencies, resulting in an increase to EBITDA of 20 per cent.



BT Wholesale

                                                                   Nine months
                        Third quarter ended December 31        ended December 31
                           --------------------------            -------------
                      2007     2006*        Better(worse)      2007     2006*
                      GBPm     GBPm        GBPm         %       GBPm     GBPm
External revenue       890    1,041       (151)      (15)      2,847    3,093
Internal revenue       315      320         (5)       (2)        932      958
                     -----    -----                            -----    -----
Revenue              1,205    1,361       (156)      (11)      3,779    4,051
                   -------  -------                          -------  -------
Gross profit           409      451        (42)       (9)      1,270    1,357
SG&A before leaver
costs                   65       72          7        10         189      219
                      ----     ----                            -----    -----
EBITDA before
leaver costs           344      379        (35)       (9)      1,081    1,138
Depreciation and
amortisation           224      229          5         2         643      676
                     -----    -----                            -----    -----
Operating profit
before leaver costs    120      150        (30)      (20)        438      462
                     =====    =====                            =====    =====

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

BT Wholesale external revenue in the third quarter decreased by GBP151 million to GBP890 million. This was mainly due to a decline of GBP68 million in low margin transit and premium rate services revenues as well as a reduction in broadband revenue of GBP51 million as a result of the anticipated price reductions in broadband (GBP16 million) and volume decreases as a result of LLU migrations (GBP35 million). It is expected that low margin transit revenues will continue to decline for a few more quarters as other CPs increasingly interconnect directly. Internal revenue decreased by 2 per cent to GBP315 million, driven by lower line card and access electronics sales volumes to Openreach.

Gross profit decreased by 9 per cent to GBP409 million, which principally reflects the effect of lower broadband revenues. SG&A costs were reduced by 10 per cent as a result of headcount driven efficiency activities.

EBITDA before leaver costs decreased by 9 per cent to GBP344 million. Depreciation decreased by 2 per cent year on year to GBP224 million. Operating profit before leaver costs decreased by GBP30 million year on year to GBP120 million.

The wholesale communications industry is in transition, reflecting the ongoing migration from traditional to next generation communications services. BT Wholesale's strategy is to support customers through this transition, generating future growth from the delivery of long term managed network solutions contracts to other CPs. The strategy took another step forward when, during the quarter, a new managed services contract was signed with Virgin Media to manage its traditional voice services in the UK. Under the terms of the five year, GBP98 million contract, BT will manage around 55 billion voice minutes annually for Virgin Media, or some 20 per cent of all voice calls made in the UK. BT Wholesale also signed contracts with both Jersey Telecom and Faroese Telecom during the quarter to supply managed submarine fibre connections from Jersey and the Faroe Islands to the UK mainland. These are the latest of a number of major managed network solution contracts signed this financial year.

BT Wholesale also remains focused on ensuring its product portfolio remains competitive. It has launched and taken orders for next generation wholesale ethernet. Subsequent upgrades will enhance both the functionality and footprint of the new service, which will be delivered over BT's 21CN.

Trials of the next generation broadband service, Wholesale Broadband Connect are progressing with 10 CPs actively involved in trials. BT Wholesale plans to launch the new service commercially from the spring of 2008, with a planned footprint rising to around 50 per cent of the addressable UK market within the year following the launch.



Openreach
                       Third quarter ended December 31          Nine months
                                                              ended December 31
                             -------------------------           -------------
                      2007     2006*      Better(worse)         2007     2006*
                       GBPm     GBPm     GBPm         %          GBPm     GBPm
External revenue        218      189       29        15           637      481
Revenue from other
BT lines of business  1,100    1,137      (37)       (3)        3,309    3,406
                    -------  -------                          -------  -------
Revenue               1,318    1,326       (8)       (1)        3,946    3,887
Operating costs
before leaver costs     829      846       17         2         2,504    2,453
                      -----    -----                           -------  -------
EBITDA before
leaver costs            489      480        9         2         1,442    1,434
Depreciation and
amortisation            166      177       11         6           517      530
                      -----    -----                             -----    -----
Operating profit
before leaver costs     323      303       20         7           925      904
                      =====    =====                             =====    =====

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

Openreach revenue in the third quarter decreased by 1 per cent to GBP1,318 million, with the growth of the broadband base being offset by lower connections activity across all products compared to the much higher market activity in the prior year and also the continued gradual decline of WLR rentals.

External revenue increased by GBP29 million due to the growth of external lines. At December 31, 2007 Openreach had 3.7 million external LLU lines (net additions of 0.5 million in the quarter) and over 4.5 million WLR lines and channels with 445 external CPs. The increased rentals have been partially offset by lower co-mingling connections from the much higher unbundling activity within the exchanges undertaken in the prior year.

Revenue from other BT lines of business decreased 3 per cent mainly driven by the volume shift to external revenues and also lower broadband related connections. At December 31, 2007 Openreach had 8.5 million LLU lines, and 22.3 million WLR lines and channels with other BT lines of business.

Operating costs decreased by GBP17 million to GBP829 million in the quarter. Investment in service over prior quarters and the resulting improvement in service levels, combined with the focus on delivering efficiency programme savings, have more than offset the effects of pay inflation, higher activity levels and increased maintenance and support costs of new systems, resulting in a 2 per cent reduction in operating costs. Headcount has increased by 1,400 since December 31, 2006 as Openreach has invested in service improvements which has helped continue to deliver the improved service lead times. Openreach has also delivered a 50 per cent year on year improvement in average provision and repair lead times.

Overall EBITDA before leaver costs increased by GBP9 million to GBP489 million.

Depreciation and amortisation costs of GBP166 million have decreased by GBP11 million with the impact of increased depreciation on LLU assets from the large capital investment in prior periods being more than offset by lower depreciation from a number of access network assets reaching the end of their useful economic life. Operating profit before leaver costs increased by GBP20 million to GBP323 million.

Openreach has announced plans to install fibre optic cable instead of traditional copper to connect houses on a 1,000-acre new-build project at Ebbsfleet Valley in Kent. At this site Openreach will offer all of its products on a wholesale basis to all UK CPs. From August 2008, CPs at Ebbsfleet will be able to support data at speeds of up to 100Mb, the fastest headline speed available to residential customers in the UK, allowing high-definition television (HDTV) channels to be watched simultaneously and enabling HDTV gaming and near-instant music downloads.

Openreach continues to work towards achieving the key milestones of the Undertakings; actively working with CPs so that they utilise the new WLR 3 product and systems. At the end of January, Openreach retired the legacy LLU provisioning system following the introduction of the Equivalence Management Platform (EMP) and the successful transition of all CPs onto EMP. This is a significant milestone in terms of all CPs using the same platform and also in terms of moving the industry forward.






GROUP INCOME STATEMENT

for the three months ended December 31, 2007


                                          Before    Specific items      Total
                                  specific items          (note 4)
                          Notes             GBPm             GBPm        GBPm
                         ------        ----------      -----------   ---------

Revenue                       2            5,154                -       5,154
Other operating income                        83               (9)         74
Operating costs               3           (4,520)            (126)     (4,646)
                                          -------            -----     -------
Operating profit                             717             (135)        582

Finance expense                             (768)               -        (768)
Finance income                               634                -         634
                                           -----              ---       -----
Net finance expense           5             (134)               -        (134)

Share of post tax losses
of associates and joint
ventures                                      (2)               -          (2)
Profit on disposal of
associate                                      -                1           1
                                             ---              ---         ---

Profit before taxation                       581             (134)        447

Taxation                                    (120)              38         (82)
                                          -------             ---         ----

Profit for the period                        461              (96)        365
                                           =====              ====       ====

Attributable to:
Equity shareholders                          461              (96)        365
Minority interest                              -                -           -
                                             ===              ===         ===

Earnings per share            6

            - basic                          5.7p                         4.5p
                                            ======                       ======
           - diluted                         5.6p                         4.4p
                                            ======                       ======






GROUP INCOME STATEMENT

for the three months ended December 31, 2006


                                             Before   Specific items     Total
                                     specific items         (note 4)
                            Notes            GBPm             GBPm        GBPm
                           ------        ----------      -----------   ---------

Revenue                        2            5,126                -       5,126
Other operating income                         53                2          55
Operating costs                3           (4,508)            (118)     (4,626)
                                           -------            -----     -------
Operating profit                              671             (116)        555

Finance expense                              (656)               -        (656)
Finance income                                594              139         733
                                             -----            -----       -----
Net finance (expense) income  5               (62)             139          77

Share of post tax profits
of associates and joint
ventures                                        7                -           7
                                              ---              ---         ---

Profit before taxation                        616               23         639

Taxation                                     (150)             969         819
                                           -------            -----       -----

Profit for the period                         466              992       1,458
                                            =====            =====     =======

Attributable to:
Equity shareholders                           465              992       1,457
Minority interest                               1                -           1
                                              ===              ===       =====

Earnings per share             6
 - basic                                     5.6p                        17.6p
                                             ======                      =======
 - diluted                                   5.5p                        17.1p
                                             ======                      =======








GROUP INCOME STATEMENT

for the nine months ended December 31, 2007

                                    Before specific  Specific items     Total
                                             items         (note 4)
                            Notes           GBPm            GBPm        GBPm
                           ------      -----------     -----------   ---------

Revenue                        2          15,282               -      15,282
Other operating income                       223             (10)        213
Operating costs                3         (13,368)           (366)    (13,734)
                                       ----------         -------  ----------
Operating profit                           2,137            (376)      1,761

Finance expense                           (2,167)              -      (2,167)
Finance income                             1,886               -       1,886
                                          -------             ---     -------
Net finance expense            5            (281)              -        (281)

Share of post tax profits
of associates and joint ventures              (8)              -          (8)
Profit on disposal of associate                -              10          10
                                             ---            ----        ----

Profit before taxation                     1,848            (366)      1,482

Taxation                                    (434)            264        (170)
                                         -------           -----     -------

Profit for the period                      1,414            (102)      1,312
                                         =======          =======    =======

Attributable to:
Equity shareholders                        1,413            (102)      1,311
Minority interest                              1               -           1
                                           =====             ===       =====

Earnings per share             6

 - basic                                   17.4p                       16.1p
                                           =====                       =====
 - diluted                                 17.0p                       15.7p
                                           =====                       =====






GROUP INCOME STATEMENT

for the nine months ended December 31, 2006


                                 Before specific    Specific items     Total
                                           items          (note 4)
                            Notes           GBPm            GBPm        GBPm
  ------------------------ ------      -----------     -----------   ---------

Revenue                        2          14,931               -      14,931
Other operating income                       155               2         157
Operating costs                3         (13,074)           (141)    (13,215)
                                       ----------         -------  ----------
Operating profit                           2,012            (139)      1,873

Finance expense                           (1,949)              -      (1,949)
Finance income                             1,786             139       1,925
                                         -------           -----     -------
Net finance (expense) income   5            (163)            139         (24)
Share of post tax profits
of associates and joint ventures              14               -          14
Profit on disposal of associate                -              20          20
                                             ---            ----        ----

Profit before taxation                     1,863              20       1,883

Taxation                                    (456)            970         514
                                          -------          -----       -----

Profit for the period                      1,407             990       2,397
                                         =======            ====      =======

Attributable to:

Equity shareholders                        1,406             990       2,396
Minority interest                              1               -           1
                                             ===             ===         ===

Earnings per share             6
- basic                                    16.9p                       28.9p
                                          ======                       =====
- diluted                                  16.6p                       28.2p
                                          ======                       =====



























GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the nine months ended December 31, 2007

                                                             Nine months
                                                          ended December 31
                                                       2007               2006
                                                       GBPm               GBPm
               ------------------------------------  --------   ---   ---  -----

Profit for the period                                 1,312              2,397
                                                     =======            ======
Actuarial gains on defined benefit pension schemes      753                360
Net (losses) gains on cash flow hedges                   (2)                70
Exchange differences on translation of foreign
operations                                               96               (102)
Tax on items taken directly to equity                  (361)              (150)
                                                       -----              -----

Net gains recognised directly in equity                 486                178
                                                      -----              -----

Total recognised income for the period                1,798              2,575
                                                      =====              =====

Attributable to:

Equity shareholders                                   1,793              2,574
Minority interest                                         5                  1
                                                        ---                ---
                                                      1,798              2,575
                                                      =======          =======


GROUP CASH FLOW STATEMENT

for the three months and nine months ended December 31, 2007

                                  Third quarter                   Nine months
                                ended December 31              ended December 31
                               2007            2006            2007        2006
                               GBPm            GBPm            GBPm        GBPm
 --------------------------  --------  ---   --------  ---  ---------     ------

Cash flow from operating
activities
Cash generated from
operations (note 7 (a))       1,070             704           2,564       3,077
Income taxes (paid) received    (70)           (100)            314        (280)
                              ------           -----          -----      -------
Net cash inflow from
operating activities          1,000             604           2,878       2,797


Cash flow from investing
activities

Interest received                15              26             101          63
Dividends received from
associates and joint ventures     1               1               2           6
Proceeds on disposal of
subsidiaries                      -               2               -           2
Proceeds on disposal of
property, plant and equipment    20              17              47          74
Proceeds on disposal of
associates and joint ventures     2               -              13          27
Proceeds on disposal of non
current financial assets          -               2               1           3
Proceeds on disposal of
current financial assets        443           1,583             443       3,464
Acquisition of subsidiaries
net of cash acquired            (42)            (51)           (275)        (96)
Purchases of property,
plant and equipment and
computer software              (897)           (794)         (2,541)     (2,447)
Investments in associates
and joint ventures                -               -               -          (7)
Purchases of non current
financial assets                 (1)            (19)             (2)        (20)
Purchases of current financial
assets                            -          (1,019)           (435)     (3,380)
                                ---         ---------         -------  ---------
Net cash used in investing
activities                     (459)           (252)         (2,646)     (2,311)

Cash flows from financing
activities

Equity dividends paid           (23)             (8)           (809)       (635)
Dividends paid to minority
interests                         -               -               -          (3)
Interest paid                  (359)           (362)           (688)       (680)
Repayments of borrowings       (441)           (471)         (1,177)       (624)
Repayment of finance lease
liabilities                    (279)           (288)           (291)       (297)
New bank loans and bonds      1,309               -           3,912           -
Net (repayment) proceeds on
issue of commercial paper      (444)            805             (20)      1,032
Repurchase of ordinary shares  (283)           (105)         (1,018)       (271)
Proceeds on issue of treasury
shares                            8              13              76          65
                                ---             ---             ---        ----
Net cash used in financing     (512)           (416)            (15)     (1,413)
activities

Effects of exchange rate
changes                          10             (28)             13         (28)
                                ---              ---            ---         ----
Net increase (decrease) in
cash and cash equivalents        39             (92)            230        (955)
                               ====             ====            ===       ======

Cash and cash equivalents at
beginning of period           1,215             921           1,024       1,784


Cash and cash equivalents,
net of bank overdrafts,
at end of period
(note 7 (c))                  1,254             829           1,254         829
                              =====            ====           =====        =====

Free cash flow (note 7 (b))    (221)           (525)           (202)       (204)
                              ======           =====           =====       =====

Increase in net debt from
cash flows (note 8 (b))         559             674           2,215       1,122
                              =====             ===          ======      ======




GROUP BALANCE SHEET

at December 31, 2007

                                       December 31   December 31     March 31
                                              2007          2006         2007
                                              GBPm          GBPm         GBPm
                                       -----------   -----------   ----------

Non current assets
Intangible assets                            3,124         2,374        2,584
Property, plant and equipment               15,278        14,897       14,997
Derivative financial instruments                66            24           25
Investments                                     29            39           27
Associates and joint ventures                   75            60           67
Trade and other receivables                    732           449          523
Retirement benefit assets of the BT
Pension Scheme                                 942             -            -
Deferred tax assets                             27           467          117
                                            ------        ------       ------
                                            20,273        18,310       18,340
                                            ------        ------       ------

Current assets
Inventories                                    143           127          133
Trade and other receivables                  4,721         5,564        4,073
Current tax receivables                          -             -          504
Derivative financial instruments               102            25           27
Investments                                      -           183            3
Cash and cash equivalents                    1,672           946        1,075
                                            ------        ------       ------
                                             6,638         6,845        5,815
                                            ------        ------       ------

Total assets                                26,911        25,155       24,155

Current liabilities

Loans and other borrowings                   2,223         3,014        2,203
Derivative financial instruments               266           317          318
Trade and other payables                     6,513         6,431        6,719
Current tax liabilities                        404           479          277
Provisions                                      65            73          100
                                           -------       -------       ------
                                             9,471        10,314        9,617
                                           -------       -------      -------

Total assets less current liabilities       17,440        14,841       14,538
                                           =======       =======      =======

Non current liabilities

Loans and other borrowings                   9,388         6,451        6,387
Derivative financial instruments               920         1,077          992
Other payables                                 646           546          590
Deferred tax liabilities                     1,800         1,544        1,683
Retirement benefit obligations                  96         1,558          389
Provisions                                     214           249          225
                                           -------       -------      -------
                                            13,064        11,425       10,266
                                           -------       -------      -------
Capital and reserves
Called up share capital                        432           432          432
Reserves                                     3,915         2,937        3,806
                                           -------       -------      -------
Total equity shareholders' funds             4,347         3,369        4,238
Minority interests                              29            47           34
                                           -------       -------      -------
Total equity                                 4,376         3,416        4,272
                                           -------       -------      -------
                                            17,440        14,841       14,538
                                           =======       =======      =======

NOTES


1 Basis of preparation and accounting policies


These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc for the quarter and nine months ended December 31, 2007 and 2006, together with the audited balance sheet for the year ended March 31, 2007. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2007 were approved by the Board of Directors on May 16, 2007, published on May 31, 2007 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The accounting policies which have been applied to prepare the interim financial results are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2007.

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results to reflect changes to the group's organisational structure and new internal trading arrangements. There is no change to the overall group reported results.

Certain comparative balance sheet amounts have been reclassified as at December 31, 2006 to conform with the presentation adopted as at March 31, 2007 and December 31, 2007.

















2 Results of businesses

(a) Operating results

                     External   Internal      Group   EBITDA   Group operating
                      revenue    revenue    revenue     (ii)    profit(loss)(ii)
                         GBPm       GBPm       GBPm     GBPm          GBPm
Third quarter ended
December 31, 2007
BT Global Services      1,965          -      1,965      215            22
BT Retail               2,074         72      2,146      402           291
BT Wholesale              890        315      1,205      344           120
Openreach                 218      1,100      1,318      489           323
Other                       7          -          7       19           (19)
Intra-group items (i)       -     (1,487)    (1,487)       -             -
                       ------     -------    -------     ---           ---
              Total     5,154          -      5,154    1,469           737
                       ======     ======     ======    =====          ====

Third quarter ended
December 31, 2006*
BT Global Services      1,848          -      1,848      175             3
BT Retail               2,046         62      2,108      360           245
BT Wholesale            1,041        320      1,361      379           150
Openreach                 189      1,137      1,326      480           303
Other                       2          -          2       45            (3)
Intra-group items (i)       -     (1,519)    (1,519)       -             -
                       ------     -------    -------     ---           ---
              Total     5,126          -      5,126    1,439           698
                       ======     ======     =======  ======          ====

Nine months ended
December 31, 2007
BT Global Services      5,663          -      5,663      579            36
BT Retail               6,116        203      6,319    1,120           794
BT Wholesale            2,847        932      3,779    1,081           438
Openreach                 637      3,309      3,946    1,442           925
Other                      19          -         19      120            15
Intra-group items (i)       -     (4,444)    (4,444)       -             -
                       ------     -------    -------   -----         -----
              Total    15,282          -     15,282    4,342         2,208
                       ======     ======    =======    =====        ======

Nine months ended
December 31, 2006*
BT Global Services      5,287          -      5,287      506            32
BT Retail               6,058        165      6,223    1,018           694
BT Wholesale            3,093        958      4,051    1,138           462
Openreach                 481      3,406      3,887    1,434           904
Other                      12          -         12      147             4
Intra-group items (i)       -     (4,529)    (4,529)       -             -
                       ------     -------    -------    ----         -----
              Total    14,931          -     14,931    4,243         2,096
                       ======     =======    =======   =====         =====


* Restated to reflect changes to the group's organisational structure and internal trading arrangements


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii) Before specific items and leaver costs.





(b) Revenue analysis

                           Third quarter ended               Nine months ended
                               December 31                        December 31
                        ------------------------            --------------------
                      2007     2006*   Better (worse)        2007        2006*
                      GBPm     GBPm      GBPm      %         GBPm        GBPm
Traditional          3,140    3,246     (106)    (3)        9,539       9,674
New wave             2,014    1,880      134      7         5,743       5,257
                     -----    -----                         -----       -----
                     5,154    5,126       28      1        15,282      14,931
                     =====    =====                        ======      ======

Major corporate      1,882    1,796       86      5         5,422       5,120
Business               647      607       40      7         1,914       1,841
Consumer             1,292    1,310      (18)    (1)        3,812       3,819
Wholesale/Carrier    1,326    1,411      (85)    (6)        4,115       4,139
Other                    7        2        5      n/m          19          12
                       ---      ---                          ----        ----
                     5,154    5,126       28      1        15,282      14,931
                     =====    =====                        ======      ======

* Restated for customer account transfers

(c)   New wave revenue analysis

                   Third quarter ended                        Nine months ended
                      December 31                               December 31
                 ------------------------                      -------------
                        2007     2006    Better (worse)      2007         2006
                        GBPm     GBPm    GBPm       %        GBPm         GBPm
Networked IT services  1,222    1,117     105       9       3,403        3,099
Broadband                550      520      30       6       1,633        1,460
Mobility                  89       73      16      22         257          216
Other                    153      170     (17)    (10)        450          482
                       -----    -----                       -----        -----
                       2,014    1,880     134       7       5,743        5,257
                      ======   ======                      ======       ======

(d) Capital expenditure on property, plant, equipment, software and motor vehicles

                          Third quarter ended            Nine months ended
                              December 31                   December 31
                       ------------------------          ----------------
                        2007    2006    Better (worse)      2007       2006
                        GBPm    GBPm   GBPm        %        GBPm       GBPm

Transmission equipment   267     303     36       12         835        897
Exchange equipment        13      24     11       46          68         77
Other network equipment  304     214    (90)     (42)        870        603
Computers and
office equipment          71      30    (41)    (137)        126         80
Software                 196     219     23       11         606        601
Motor vehicles
and other                  5       8      3       38          30         35
Land and buildings         7      17     10       59          30         49
                         ---    ----                        ----       ----
                         863     815    (48)      (6)      2,565       2,342
                        ====    ====                       =====       =====





3 (a) Operating costs
                                   Third quarter ended        Nine months ended
                                       December 31               December 31
                                      2007        2006          2007      2006
                                      GBPm        GBPm          GBPm      GBPm
Staff costs before leaver costs      1,273       1,282         3,869     3,812
Leaver costs                            20          27            71        84
                                      ----        ----          ----      ----
Staff costs                          1,293       1,309         3,940     3,896
Own work capitalised                  (177)       (186)         (556)     (532)
                                   -------     -------       -------   -------
Net staff costs                      1,116       1,123         3,384     3,364
Depreciation and amortisation          732         741         2,134     2,147
Payments to telecommunication
operators                            1,023       1,051         3,139     3,091
Other operating costs                1,649       1,593         4,711     4,472
                                   -------     -------       -------   -------
Total before specific items          4,520       4,508        13,368    13,074
Specific items (note 4)                126         118           366       141
                                     -----       -----         -----     -----
                         Total       4,646       4,626        13,734    13,215
                                   =======     =======      ========  ========


(b) Leaver costs
                                    Third quarter ended       Nine months ended
                                        December 31              December 31
                                       2007      2006           2007      2006
                                       GBPm      GBPm           GBPm      GBPm
BT Global Services                        1         3             11        20
BT Retail                                 2         5              7        14
BT Wholesale                              -         2              1         6
Openreach                                 3         1             11         3
Other                                    14        16             41        41
                                       ----      ----           ----      ----
                            Total        20        27             71        84
                                       ====      ====           ====      ====



4                    Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.




                                 Third quarter ended        Nine months ended
                                 December 31                December 31
                                    2007        2006           2007      2006
                                    GBPm        GBPm           GBPm      GBPm
Creation of Openreach                  -          30              -        30
Restructuring costs                   76           -            292         -
Write off of circuit inventory
and working capital balances          50          61             74        61
Property rationalisation costs         -          17              -        40
Cost associated with settlement
of open tax years                      -          10              -        10
                                     ---         ---            ---       ---
Specific operating costs             126         118            366       141
Loss (profit) on sale of non
current asset investments              9          (2)            10        (2)
Profit on disposal of associate       (1)          -            (10)      (20)
                                     ---         ---            ----      ----
Net specific items charge before
interest and tax                     134         116            366       119
Interest on settlement of open
tax years                              -        (139)             -      (139)
Tax credit on specific items         (38)        (34)          (110)      (35)
Tax credit in respect of
settlement of open tax years           -        (935)             -      (935)
Tax credit on re-measurement of
deferred tax                           -           -           (154)        -
                                     ---         ---           -----      ----
Net specific items charge
(income) after tax                    96        (992)           102      (990)
                                    ====        =====           ===      =====



5 Net finance expense
                                  Third quarter ended      Nine months ended
                                      December 31              December 31
                                     2007      2006            2007       2006
                                     GBPm      GBPm            GBPm       GBPm
Finance expense (1) before pension
interest                              261       188             646        545
Interest on pension scheme
liabilities                           507       468           1,521      1,404
                                     ----       ---           -----      -----
Finance expense                       768       656           2,167      1,949
                                      -----     -----         -------    -------

Finance income (2) before pension
income                                (22)     (160)            (50)      (206)
Expected return on pension scheme
assets                               (612)     (573)         (1,836)    (1,719)
                                     -----     -----         -------    -------
Finance income                       (634)     (733)         (1,886)    (1,925)
                                     -----     -----         -------    -------

Net finance expense (income)          134       (77)            281         24
                                     ====      =====           ====       ====

Net finance expense before pensions   239        28             596        339
Interest associated with pensions    (105)     (105)           (315)      (315)
Net finance expense (income)          134       (77)            281         24
                                    =====      =====          =====       ====



(1) Finance expense in the third quarter and nine months ended December 31, 2007 includes GBP36 million and GBP39 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. This includes a charge in the third quarter of GBP26 million on a low cost borrowing transaction which is marginally earnings positive after tax in the year. Finance expense in the third quarter and nine months ended December 31, 2006 included GBPnil and a GBP1 million net charge, respectively, arising from the re-measurement of financial instruments which were not in hedging relationships on a fair value basis.

(2) Finance income in the third quarter and nine months ended December 31, 2006 included GBP139 million of interest on settlement of open tax years.



6 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:
                          Third quarter                     Nine months
                          ended December 31                ended December 31
                          2007         2006                2007          2006
                         millions of shares               millions of shares
Basic                    8,037        8,284               8,120         8,302
Diluted                  8,241        8,512               8,332         8,488


7 (a) Reconciliation of profit before tax to cash generated from operations

                                      Third quarter              Nine months
                                      ended December 31       ended December 31
                                         2007     2006          2007     2006
                                         GBPm     GBPm          GBPm     GBPm
Profit before tax                         447      639         1,482    1,883
Depreciation and amortisation             732      741         2,134    2,147
Associates and joint ventures               2       (7)            8      (14)
Employee share scheme costs                19       23            55       70
Net finance expense (income)              134      (77)          281       24
Loss (profit) on disposal of associates
and non current asset investments           8       (2)            -      (22)
Changes in working capital               (294)    (212)       (1,219)    (765)
Provisions movements, pensions and other   22     (401)         (177)    (246)
                                         ----     -----       ------    -----
Cash generated from operations          1,070      704         2,564    3,077
                                        =====     ====        ======    =====


(b) Free cash flow
                                            Third quarter          Nine months
                                          ended December 31    ended December 31
                                            2007     2006        2007      2006
                                            GBPm     GBPm        GBPm      GBPm
Cash generated from operations             1,070      704       2,564     3,077
Income taxes paid                            (70)    (100)        314      (280)
                                           ------    -----      -----     ------
Net cash inflow from operating activities  1,000      604       2,878     2,797
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment and software                      (877)    (777)     (2,494)   (2,373)
Net purchase of non current asset
investments                                   (1)     (17)         (1)      (17)
Dividends received from associates             1        1           2         6
Interest received                             15       26         101        63
Included in cash flows from financing
activities
Interest paid                               (359)    (362)       (688)     (680)
                                            -----    -----      ------     -----
Free cash flow                              (221)    (525)       (202)     (204)
                                            =====    =====      ======     =====



Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.


(c) Cash and cash equivalents
                                           At December 31            At March 31
                                             2007       2006              2007
                                             GBPm       GBPm              GBPm
Cash at bank and in hand                      783        387               568
Short term deposits                           889        559               507
                                            -----      -----            ------
Cash and cash equivalents                   1,672        946             1,075
Bank overdrafts                              (418)      (117)              (51)
                                            ------     ------           -------
                                            1,254        829             1,024
                                            ======     ======           =======



8 Net debt

Net debt at December 31, 2007 was GBP10,175 million (December 31, 2006 - GBP8,796 million, March 31, 2007 - GBP7,914 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP416 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.





8 (a) Analysis
                                                At December 31       At March 31
                                                  2007       2006         2007
                                                  GBPm       GBPm         GBPm
Loans and other borrowings                      11,611      9,465        8,590
Cash and cash equivalents                       (1,672)      (946)      (1,075)
Other current financial assets                       -       (183)          (3)
                                                -------    -------      -------
                                                 9,939      8,336        7,512
Adjustments:
To retranslate currency denominated
balances at swapped rates where hedged             404        594          577
To recognise borrowings at net proceeds
and unamortised discount                          (168)      (134)        (175)
                                               --------    -------      -------
Net debt                                        10,175      8,796        7,914
                                               =========   =======      =======


After allocating the element of the adjustments which impact loans and other borrowings, gross debt at December 31, 2007 was GBP11,427 million (December 31, 2006 - GBP9,809 million, March 31, 2007 - GBP8,943 million).





(b) Reconciliation of net cash flow to movement in net debt

                                        Third quarter ended      Nine months
                                          December 31          ended December 31
                                         2007     2006           2007     2006
                                         GBPm     GBPm           GBPm     GBPm
Net debt at beginning of period         9,618    8,079          7,914    7,534
Increase in net debt resulting from
cash flows                                559      674          2,215    1,122
Net debt assumed or issued on
acquisitions                                -        -             31        9
Currency movements                         (1)      15              -      114
Other non-cash movements                   (1)      28             15       17
                                       ------   ------         ------    -----
Net debt at end of period              10,175    8,796         10,175    8,796
                                       ======   ======         ======    =====





9 Statement of changes in equity

                                           Nine months                Year ended
                                        ended December 31               March 31
                                          2007           2006             2007
                                          GBPm           GBPm             GBPm

Shareholders'funds                       4,238          1,555            1,555
Minority interest                           34             52               52
                                        ------         ------           ------
Equity at beginning of period            4,272          1,607            1,607

Total recognised income
for the period                           1,798          2,575            3,843
Share based payment                         38             47               71
Issue of shares                             10             16               24
Net purchase of treasury shares           (922)          (194)            (284)
Dividends on ordinary shares              (810)          (631)          (1,053)
Tax on items taken directly to equity        -              -               82
Minority interest                          (10)            (4)             (18)
                                         ------        ------           -------
Net changes in equity for the
financial period                           104          1,809            2,665

Equity at end of period
Shareholders' funds                      4,347          3,369            4,238
Minority interest                           29             47               34
                                        ------        -------           ------
Total equity                             4,376          3,416            4,272
                                        =======       =======           ======



10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                 Third quarter ended            Nine months
                                     December 31             ended December 31
                                    2007       2006            2007       2006
                                    GBPm       GBPm            GBPm       GBPm
Operating profit                     582        555           1,761      1,873
Specific items (note 4)              135        116             376        139
Depreciation and amortisation        732        741           2,134      2,147
                                    ----        ---           -----      -----
EBITDA before specific items       1,449      1,412           4,271      4,159
                                   =====      =====           =====      =====


Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.



11 Dividends

The directors declared an interim dividend of 5.4 pence per share (5.1 pence last year) on November 8, 2007. This will be paid on February 11, 2008 to the shareholders on the register at the close of business on December 28, 2007. This interim dividend, amounting to GBP431 million, has not been included as a liability as at December 31, 2007. It will be recognised as an appropriation of retained earnings within shareholders' equity in the quarter ended March 31, 2008.






Independent review report to BT Group plc on the interim financial information


Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three and nine months ended December 31, 2007, which comprises the group income statement, group statement of recognised income and expense, group cash flow statement and group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information in the condensed set of financial statements.


Directors' responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with note 1, Basis of preparation and accounting policies.


The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accounting policies which have been applied to prepare the condensed set of financial statements, included in this interim financial report, are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2007.


Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.


Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended December 31, 2007 is not prepared, in all material respects, in accordance with note 1, Basis of preparation and accounting policies.



PricewaterhouseCoopers LLP, Chartered Accountants

London

6 February 2008














Forward-looking statements - caution advised


Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continuing growth in revenue, EBITDA, earnings per share and dividends; continued growth in Global Services' revenue and EBITDA margins; growth in new wave revenue, mainly from networked IT services and broadband; continued growth in the broadband market and adding value to BT's broadband proposition; and the delivery and benefits of BT's 21st Century Network and next generation services.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance and ability to raise finance.
BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 07 February, 2008